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Exhibit 99.(a)(1)(E)

Form of Electronic Reminder Notice

Dear Eligible Employees:

Reminder—Offer to Exchange Expiration Date Approaching

This Notice is to remind you of the approaching deadline for you to elect whether to participate in the Offer to Exchange (the "Offer"). Terms not explicitly defined in this Notice will have the same definitions as used in the Offer. The Offer, including the Summary of Terms in Q&A format, the Electronic Transmittal Letter from Theresa Townsley and the Stock Option Exchange Election Form (the "Election Form") has been posted to the et cetera section of Inside Adobe (http://inside.adobe.com).

If you decide to participate in the Offer, you must complete, execute and submit the Election Form through Adobe Forms, which is located under Everyday Tools on Inside Adobe (http://forms.corp.adobe.com) by 11:59 p.m. Pacific Time on the Expiration Date; otherwise, you will be deemed to have rejected the Offer. If you are unable to elect to exchange your Eligible Options via Adobe Forms, you may elect to exchange your Eligible Options by submitting the Election Form via facsimile to the Equity Compensation Department at (408) 537-4100.

If you have questions about the Election Form, contact the Equity Compensation Department via e-mail at optionx@adobe.com or at (408) 536-3122.

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  Exhibit 99.(a)(1)(E)
Form of Electronic Reminder Notice